B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2026

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 6, 2026 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2026, and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold Corp. ("B2Gold" or the "Company") is a Vancouver-based gold producer with four operating mines: the Fekola Complex in Mali ("Fekola"), the Goose Mine in Canada ("Goose"), the Masbate Mine in the Philippines ("Masbate") and the Otjikoto Mine in Namibia ("Otjikoto"). The Company also owns the Gramalote Project in Colombia ("Gramalote"). The Company holds an approximately 28% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in several countries including Canada, Mali, Colombia and Kazakhstan.

Summary

Consolidated gold revenue for the second quarter of 2026 was $0.79 billion on sales of 209,537 ounces at an average price of $3,767 per ounce compared to $0.69 billion on sales of 210,384 ounces at an average price of $3,290 per ounce in the second quarter of 2025. The increase in gold revenue of 14% ($0.10 billion) was attributable to a 14% increase in average realized gold price.

Consolidated gold revenue for the first half of 2026 was $1.95 billion on sales of 485,883 ounces at an average price of $4,009 per ounce compared to $1.22 billion on sales of 394,382 ounces at an average price of $3,104 per ounce in the first half of 2025. The increase in gold revenue of 59% ($0.72 billion) was attributable to a 29% increase in average realized gold price and a 23% increase in gold ounces sold due to higher production (including production from Goose) and a draw down of year-end inventory at Fekola. Consolidated gold revenue for the second quarter and first half of 2026 includes $146 million ($2,205 per ounce sold) and $291 million ($2,200 per ounce sold), respectively, related to the delivery of 66,192 ounces and 132,384 ounces, respectively, under the Company’s series of prepaid gold sales (the "Gold Prepay") contracts. Revenues received under the Gold Prepay contracts were initially deferred and have been recognized upon delivery of the underlying contract gold ounces. The Company has now delivered all ounces into the Gold Prepay contracts and no further ounces remain outstanding.

For the second quarter of 2026, consolidated gold production was 203,648 ounces, 11% (25,806 ounces) lower compared to the second quarter of 2025. Consolidated gold production in the second quarter of 2026 was relatively in line with expectations. Gold production at Fekola, Masbate and Otjikoto was higher than anticipated, offset by lower than anticipated gold production at Goose as a result of the previously reported fire that occurred in certain areas of the Goose crushing circuit during the quarter.

For the first half of 2026, consolidated gold production was 441,411 ounces, 5% (19,205 ounces) higher compared to the first half of 2025. Consolidated gold production in the first half of 2026 was higher than anticipated. Gold production at Fekola, Masbate and Otjikoto exceeded expectations, offset by lower than anticipated gold production at Goose as a result of the fire in certain areas of the Goose crushing circuit described above.

For the second quarter of 2026, consolidated cash operating costs1 were $1,201 per gold ounce produced ($1,127 per gold ounce sold), $456 (61%) per gold ounce produced higher than the second quarter of 2025. Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated mainly as a result of lower than expected processing costs at Masbate, with Fekola, Otjikoto and Goose relatively in-line with expectations.

For the first half of 2026, consolidated cash operating costs (refer to "Non-IFRS Measures) were $1,096 per gold ounce produced ($967 per gold ounce sold), $311 (40%) per gold ounce produced higher than the first half of 2025. Cash operating costs per ounce produced for the first half of 2026 were lower than anticipated mainly as a result of higher than expected consolidated production.

Consolidated all-in sustaining costs2 for the second quarter of 2026 were $2,356 per gold ounce sold, $837 (55%) per gold ounce sold higher than the second quarter of 2025. Consolidated all-in sustaining costs for the second quarter of 2026 were lower than anticipated as a result of lower than expected production costs, and lower than expected sustaining capital expenditures.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures) for the first half of 2026 were $2,133 per gold ounce sold, $608 (40%) per gold ounce sold higher than the first half of 2025. Consolidated all-in sustaining costs for the first half of 2026 were lower than anticipated as a result of lower than expected production costs, higher than expected gold ounces sold, and lower than expected sustaining capital expenditures. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be caught up by the end of 2026.

As described below in the “Review of Mining Operations and Development Projects” section, the Company is modifying the gold production guidance ranges for each of Fekola, Masbate, Otjikoto, and Goose to reflect year-to-date operating performance and expected results in the second half of 2026. The largest change is related to Fekola Regional, due to delays in the issuance of the Menankoto exploitation permit ("Menankoto Exploitation Permit"). Consolidated gold production for 2026 is now expected to be between 820,000 and 920,000 ounces (previously between 820,000 and 970,000 ounces). Based on the changes in mine-by-
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

mine production guidance changes, consolidated cash operating costs guidance remains between $1,155 and $1,280 per gold ounce produced, but consolidated all-in sustaining costs guidance for 2026 is now forecast to be between $2,370 and $2,550 per gold ounce sold (previously between $2,400 and $2,580 per gold ounce sold). The Company expects consolidated all-in sustaining costs will be at or below the low-end of its guidance range.

For the second quarter of 2026, the Company generated net income of $420 million compared to a net income of $161 million in the second quarter of 2025, including net income attributable to the shareholders of the Company of $417 million ($0.31 per share) in the second quarter of 2026 compared to net income attributable to the shareholders of the Company of $154 million ($0.12 per share) in the second quarter of 2025. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the second quarter of 2026 was $41 million ($0.03 per share) compared to adjusted net income of $163 million ($0.12 per share) in the second quarter of 2025. Adjusted net income in the second quarter of 2026 excluded a gain on sale of mining interests of $292 million, unrealized gains on derivative instruments of $135 million, a write-off of plant and equipment of $50 million, a gain on change in fair value of the gold stream obligation of $36 million, other cost of sales of $16 million and a gain on dilution of an investment in associate of $6 million. Included in adjusted net income for the second quarter of 2026 is $71 million of realized losses on the Company's gold collars as described in the “Derivative financial instruments” section. Settlement of the gold collars will be completed in January 2027.

For the first half of 2026, the Company generated net income of $625 million compared to a net income of $223 million in the first half of 2025, including net income attributable to the shareholders of the Company of $617 million ($0.46 per share) in the first half of 2026 compared to net income attributable to the shareholders of the Company of $212 million ($0.16 per share) in the first half of 2025. Adjusted net income attributable to the shareholders of the Company for the first half of 2026 was $301 million ($0.23 per share) compared to adjusted net income of $285 million ($0.22 per share) in the first half of 2025. Adjusted net income in the first half of 2026 excluded a gain on sale of mining interests of $292 million, unrealized gains on derivative instruments of $152 million, a write-off of plant and equipment of $50 million, a gain on dilution of an investment in associate of $30 million, a gain on change in fair value of the gold stream obligation of $17 million and other cost of sales of $16 million. Included in adjusted net income for the second quarter of 2026 is $141 million of realized losses on the Company's gold collars as described in the “Derivative financial instruments” section. Settlement of the gold collars will be completed in January 2027.

Cash flow used by operating activities was $79 million in the second quarter of 2026 compared to cash flow provided by operating activities of $255 million in the second quarter of 2025, a decrease of $334 million as higher gold revenues in second quarter of 2026 were more than offset by higher cash tax payments (including a higher priority dividend paid to the State of Mali), the impact of the Gold Prepay, and higher production costs.

Cash flow provided by operating activities was $461 million in the first half of 2026 compared to $434 million in the first half of 2025, an increase of $27 million due mainly to higher gold revenues partially offset by higher cash tax payments, the impact of the Gold Prepay, and higher production costs in the first half of 2026.

Free cash flow3 for the second quarter of 2026 was an outflow of $258 million compared to an inflow of $12 million in the second quarter of 2025, a decrease of $270 million due to lower cash flow from operating activities in the second quarter of 2026, as noted above, partially offset by lower capital expenditures. Under the Company's definition, free cash flow for the second quarter of 2026 does not include $325 million cash proceeds on the sale of several claims in Northern Finland (the "Finland Properties").

Free cash flow (refer to "Non-IFRS Measures") for the first half of 2026 was an inflow of $104 million compared to an inflow of $5 million in the first half of 2025, an increase of $99 million due to higher cash flow provided by operating activities as noted above as well as lower capital expenditures in the first half of 2026. As noted above, free cash flow for the first half of 2026 does not include $325 million of cash proceeds on sale of the Finland Properties.

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2026, the Company had cash and cash equivalents of $287 million (December 31, 2025 - $380 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $405 million (December 31, 2025 - $68 million). During the first half of 2026, the Company repaid a net $150 million on its $800 million revolving credit facility ("RCF"), leaving the full $800 million remaining available for future draw downs. Subsequent to June 30, 2026, the Company drew down $95 million under the RCF to fund working capital, predominantly the annual fuel purchase for Goose, which is currently being shipped to the MLA and will be transported down the winter ice road to site in early 2027.

In the first half of 2026, the Company’s Board of Directors ("Board") declared two quarterly cash dividends of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the sole discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On April 1, 2026, the Company announced that the Toronto Stock Exchange accepted the notice of the Company’s intention to renew its normal course issuer bid ("NCIB"), which became effective on April 3, 2026 and will expire no later than April 2, 2027.
3 “Free cash flow” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

The NCIB allows the Company to purchase up to 10% of its issued and outstanding common shares during the period. During the first half of 2026, the Company repurchased 35 million shares for $172 million under the NCIB.

On April 17, 2026, the Company announced that a fire had occurred in certain areas of the crushing circuit at Goose. No injuries were reported and no medical treatment was required related to the fire. The fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility. A revised processing plan was developed for the second and third quarters of 2026 based on the use of the existing mobile crushers to feed crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. An additional mobile crusher and supporting equipment was purchased and transported to site, at an expected final cost of $16 million, to supplement the existing mobile crushers. The Company estimates that repairs will be completed in the third quarter of 2026 at a cost of approximately $13 million, excluding the purchase of the additional mobile crusher.

These repairs will coincide with the first phase of the upgrades to Goose crushing circuit comprised of the previously announced addition of a run-of-mine bin and apron feeder, plus a new larger jaw crusher and rock breaker. The total cost of the first phase of crushing circuit upgrades is expected to be approximately $11 million. B2Gold reiterates its estimate that Goose crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026, as a result of the first phase of upgrades. Additionally, the Company is pursuing a second phase of crushing circuit upgrades that are scheduled to be implemented by the end of the first half of 2027 in order to increase the name-plate capacity of the crushing circuit. The total cost of the second phase of crushing circuit upgrades is expected to be $25 million, within the previously announced estimate of $20 to $30 million. The second phase of crusher upgrades include the installation of larger cone crushers, additional surge bins and feeders to optimize crusher performance, and upgraded conveyors to support higher throughput. Upon completion of the first and second phases of the crusher upgrades noted above, the Company expects crushing capacity will be increased to an average of 4,000 tonnes per day by the end of the first half of 2027.

On April 23, 2026, the Company sold its 70% interest in Fingold Ventures Ltd., which holds the Finland Properties, to Agnico Eagle Mines Limited ("Agnico") in exchange for $325 million in cash. In addition, B2Gold and Agnico have agreed to enter into a collaboration agreement ("Nunavut Collaboration Agreement") related to their respective gold mining operations located in Nunavut, Canada. The Nunavut Collaboration Agreement is expected to establish a framework for the two companies to share operational knowledge and best practices across key areas, including mining and processing operations in arctic environments, logistics and procurement, operational planning, exploration planning, human resources, health and safety and environmental management. The Nunavut Collaboration Agreement is intended to enhance operational effectiveness while supporting responsible mining in Nunavut, reflecting both companies’ shared commitment to continuous improvement, sustainability and constructive engagement and partnership with local communities and stakeholders.

On June 4, 2026, the Company completed the previously announced leadership succession. Mike Cinnamond, Senior Vice President and Chief Financial Officer of the Company, succeeded Clive Johnson as President and Chief Executive Officer. Mr. Cinnamond also replaced Mr. Johnson on the Board of Directors. Michael McDonald, Vice President, Investor Relations, Corporate Development and Treasury, succeeded Mike Cinnamond as Senior Vice President and Chief Financial Officer of the Company, also effective June 4, 2026.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	789,354	692,206	1,948,009	1,224,313
Net income ($ in thousands)	419,620	160,753	625,170	223,317
Earnings per share – basic(1) ($/ share)	0.31	0.12	0.46	0.16
Earnings per share – diluted(1) ($/ share)	0.29	0.10	0.42	0.14
Cash (used) provided by operating activities ($ thousands)	(78,755)	255,081	460,726	433,869
Average realized gold price ($/ ounce)	3,767	3,290	4,009	3,104
Adjusted net income(1)(2) ($ in thousands)	40,881	162,839	300,758	284,689
Adjusted earnings per share(1)(2) – basic ($)	0.03	0.12	0.23	0.22
Free cash flow(2) ($ in thousands)	(257,516)	11,977	104,284	5,052
Consolidated operations results:
Gold sold (ounces)	209,537	210,384	485,883	394,382
Gold produced including pre-commercial production from Goose (ounces)	203,648	229,454	441,411	422,206
Gold produced excluding pre-commercial production from Goose (ounces)	203,648	228,762	441,411	421,514
Production costs ($ in thousands)	236,211	160,363	470,049	322,357
Cash operating costs(2) ($/ gold ounce sold)	1,127	762	967	817
Cash operating costs(2) ($/ gold ounce produced)	1,201	745	1,096	785
Total cash costs(2) ($/ gold ounce sold)	1,642	1,132	1,506	1,123
All-in sustaining costs(2) ($/ gold ounce sold)	2,356	1,519	2,133	1,525
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2026 and 2025
Revenue

Consolidated gold revenue for the second quarter of 2026 was $0.79 billion on sales of 209,537 ounces at an average price of $3,767 per ounce compared to $0.69 billion on sales of 210,384 ounces at an average price of $3,290 per ounce in the second quarter of 2025. The increase in gold revenue of 14% ($0.10 billion) was attributable to a 14% increase in average realized gold price. Consolidated gold revenue for the second quarter of 2026 included $146 million ($2,205 per ounce sold) related to the delivery of 66,192 ounces under the Company’s Gold Prepay obligations. Revenues received under the Gold Prepay contracts were initially deferred and have been recognized upon delivery of the underlying contract gold ounces. The Company has now delivered all ounces into the Gold Prepay contracts and further ounces remain outstanding.

In the second quarter of 2026, Fekola accounted for $0.52 billion (second quarter of 2025 - $0.38 billion) of gold revenue from the sale of 114,384 ounces (second quarter of 2025 - 115,184 ounces), Goose accounted for $0.08 billion (second quarter of 2025 - $nil) of gold revenue from the sale of 17,426 ounces (second quarter of 2025 - nil), Masbate accounted for $0.24 billion (second quarter of 2025 - $0.13 billion) of gold revenue from the sale of 55,775 ounces (second quarter of 2025 - 39,900 ounces) and Otjikoto accounted for $0.10 billion (second quarter of 2025 - $0.18 billion) of gold revenue from the sale of 21,952 ounces (second quarter of 2025 - 55,300 ounces).

Production and operating costs

For the second quarter of 2026, consolidated gold production was 203,648 ounces, 11% (25,806 ounces) lower compared to the second quarter of 2025. Consolidated gold production in the second quarter of 2026 was relatively in line with expectations. Gold production at Fekola, Masbate and Otjikoto was higher than anticipated, offset by lower than anticipated gold production at Goose as a result of the previously reported fire that occurred in certain areas of the Goose crushing circuit during the quarter.

For the second quarter of 2026, cash operating costs (refer to "Non-IFRS Measures") were $1,201 per gold ounce produced ($1,127 per gold ounce sold), $456 (61%) per gold ounce produced higher than the second quarter of 2025. Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated mainly as a result of lower than expected processing costs at Masbate, with Fekola, Otjikoto and Goose relatively in-line with expectations.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2026 were $2,356 per gold ounce sold, $837 (55%) per gold ounce sold higher than the second quarter of 2025. Consolidated all-in sustaining costs for the second quarter of 2026 were lower than anticipated as a result of lower than expected production costs, and lower than expected sustaining capital expenditures.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $121 million in the second quarter of 2026, 18% higher than the second quarter of 2025 primarily due to an approximately 18% increase in the depreciation rate per gold ounce sold. Depreciation per gold ounce sold was higher due to the impact of depreciation of Goose which achieved commercial production at the beginning of the fourth quarter of 2025.

Royalties and production taxes

Royalties and production taxes included in total cost of sales were $108 million for the second quarter of 2026 compared to $78 million for the second quarter of 2025. The 39% increase in royalties and production taxes for the second quarter of 2026 was primarily due to a higher average realized gold price.

Other

General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2026 was $19 million, 18% higher than the second quarter of 2025 due to higher salary costs, and higher bank charges in Mali on cash repatriation.

Share-based payment expense for the second quarter of 2026 was $6 million, a decrease of $2 million over the second quarter of 2025 as a result of lower expenses related to the Company's deferred share unit plan.

The results from the second quarter of 2026 included a gain of $292 million on the sale of the Company's 70% interest in the Finland Properties to Agnico.

During the second quarter of 2026 the Company has recorded an expense of $16 million as Other cost of sales, related to the suspension of crushing operations and non-capital crusher repair activities at the Goose Mine, and a write-off of plant and equipment of $50 million related to the netbook value of components of the crushing circuit at Goose that were damaged by the fire on April 16, 2026, as described above.

The Company reported $9 million in foreign exchange losses for the second quarter of 2026 compared to foreign exchange gains of $13 million in the second quarter of 2025 reflecting the impact of exchange rate movements on VAT receivables and taxes payable balances in Mali and higher losses on cash repatriation from Mali in second quarter of 2026.

For the second quarter of 2026, other operating income totalled $7 million, primarily due to insurance proceeds related to claims in Mali from equipment damage and mining delays in 2024.

The Company reported $15 million in interest and financing expense during the second quarter of 2026 which was approximately $10 million higher than second quarter of 2025 primarily due to less interest capitalized to the construction of qualifying assets in the second quarter of 2026. The Company reported interest income of $4 million in the second quarter of 2026 which was approximately in line with the second quarter of 2025.

The Company recorded gains on derivative instruments of $74 million for the second quarter of 2026 compared to losses of $21 million in the second quarter of 2025. The gains for the second quarter of 2026 primarily consist of unrealized gains of $148 million and realized losses of $71 million on the Company's gold collars.

The Company reported a gain on change in fair value of the gold stream obligation of $36 million for the second quarter of 2026 resulting from decreases in long-term gold price assumptions compared to a loss on change in fair value of the gold stream obligation of $22 million for the second quarter of 2025.

For the second quarter of 2026, the Company recorded a net current income and other tax expense of $180 million, compared to $160 million in the second quarter of 2025, consisting of current income tax of $107 million (second quarter of 2025 - $103 million), the 20% priority dividend to the State of Mali of $30 million (second quarter of 2025 - $23 million), and withholding tax (on intercompany dividends and management fees) of $43 million (second quarter of 2025 - $34 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the second quarter of 2025, current tax expense in the second quarter of 2026 (including the priority dividend and withholding taxes) was $20 million higher mainly as a result of higher taxable net income in the second quarter of 2026 at the Company's mining operations, which also resulted in higher intercompany dividends. For the second quarter of 2026, the Company recorded a deferred income tax expense of $28 million compared to a deferred income tax recovery of $35 million in the second quarter of 2025. The higher deferred income tax expense in the second quarter of 2026 was due to higher foreign exchange impacts and higher temporary differences between accounting and taxable income.

For the second quarter of 2026, the Company generated net income of $420 million compared to $161 million in the second quarter of 2025, including net income attributable to the shareholders of the Company of $417 million ($0.31 per share) in the second quarter of 2026 compared to $154 million ($0.12 per share) in the second quarter of 2025. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the second quarter of 2026 was $41 million ($0.03 per share) compared to adjusted net income of $163 million ($0.12 per share) in the second quarter of 2025. Adjusted net income in the second quarter of 2026 excluded a gain on sale of mining interests of $292 million, unrealized gains on derivative instruments of $135 million, a write-off of plant and equipment of $50 million, a gain on change in fair value of the gold stream obligation of $36 million, other cost of sales of $16 million and a gain on dilution of an investment in associate of $6 million. Included in adjusted net income for the second quarter of 2026 is $71 million of realized losses on the Company's gold collars as described in the “Derivative financial instruments” section. Settlement of the gold collars will be completed in January 2027.

Cash flow used by operating activities was $79 million in the second quarter of 2026 compared to cash flow provided by operating activities of $255 million in the second quarter of 2025, a decrease of $334 million as higher gold revenues were more than offset by higher cash tax payments (including a higher priority dividend paid to the State of Mali), the impact of the Gold Prepay, and higher production costs in second quarter of 2026.

Cash income tax and withholding tax payments in the second quarter of 2026 totalled $262 million (second quarter of 2025 - $115 million). Cash income tax and withholding tax payments in the second quarter of 2026 were 128% higher due to the payment of higher final 2025 tax obligations (due to higher 2025 taxable net income) for Masbate and Fekola, including the 20% priority dividend to the State of Mali, in the second quarter of 2026.
First half 2026 and 2025
Revenue

Consolidated gold revenue for the first half of 2026 was $1.95 billion on sales of 485,883 ounces at an average price of $4,009 per ounce compared to $1.22 billion on sales of 394,382 ounces at an average price of $3,104 per ounce in the first half of 2025. The increase in gold revenue of 59% ($0.72 billion) was attributable to a 29% increase in average realized gold price and a 23% increase in gold ounces sold due to higher production (including production from Goose) and a draw down of year-end inventory at Fekola. Consolidated gold revenue for the first half of 2026 included $291 million ($2,200 per ounce sold) related to the delivery of 132,384 ounces under the Company’s Gold Prepay obligations. Revenues received under the Gold Prepay contracts were initially deferred and have been recognized upon delivery of the underlying contract gold ounces. The Company has now delivered all ounces into the Gold Prepay contracts and further ounces remain outstanding.

In the first half of 2026, Fekola accounted for $1.25 billion (first half of 2025 - $0.63 billion) of gold revenue from the sale of 266,740 ounces (first half of 2025 - 202,992 ounces), Goose accounted for $0.30 billion (first half of 2025 - $nil) of gold revenue from the sale of 61,871 ounces (first half of 2025 - nil), Masbate accounted for $0.47 billion (first half of 2025 - $0.26 billion) of gold revenue from the sale of 102,701 ounces (first half of 2025 - 84,350 ounces) and Otjikoto accounted for $0.25 billion (first half of 2025 - $0.33 billion) of gold revenue from the sale of 54,571 ounces (first half of 2025 - 107,040 ounces).

Production and operating costs

For the first half of 2026, consolidated gold production was 441,411 ounces, 5% (19,205 ounces) higher compared to the first half of 2025. Consolidated gold production in the first half of 2026 was higher than anticipated. Gold production at Fekola, Masbate and Otjikoto exceeded expectations, offset by lower than anticipated gold production at Goose as a result of the fire in certain areas of the Goose crushing circuit described above.

For the first half of 2026, consolidated cash operating costs (refer to "Non-IFRS Measures") were $1,096 per gold ounce produced ($967 per gold ounce sold), $311 (40%) per gold ounce produced higher than the first half of 2025. Cash operating costs per ounce produced for the first half of 2026 were lower than anticipated mainly as a result of higher than expected consolidated production.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2026 were $2,133 per gold ounce sold, $608 (40%) per gold ounce sold higher than the first half of 2025. Consolidated all-in sustaining costs for the first half of 2026 were lower than anticipated as a result of lower than expected production costs, higher than expected gold ounces sold, and lower than expected sustaining capital expenditures. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be caught up by the end of 2026.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $282 million in the first half of 2026, 47% higher than the first half of 2025 due to 23% higher gold ounces sold in the first half of 2026, and an approximately 19% increase in the depreciation rate per gold ounce sold. Depreciation per gold ounce sold was higher due to the impact of depreciation of Goose which achieved commercial production at the beginning of the fourth quarter of 2025.

Royalties and production taxes

Royalties and production taxes included in total cost of sales were $262 million for the first half of 2026 compared to $121 million for the first half of 2025. The 117% increase in royalties and production taxes in the first half of 2026 was due to the increase in the average realized gold price, higher ounces sold at Fekola, and higher revenue-based production taxes and State of Mali funds applicable to Fekola, which became effective in March 2025.

Other

G&A costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first half of 2026 was $35 million, 28% higher than the first half of 2025 due to higher salary costs and higher bank charges in Mali on cash repatriation.

Share-based payment expense for the first half of 2026 was $14 million, in line with the first half of 2025.

The results from the first half of 2026 included a gain of $292 million on the sale of the Company's 70% interest in the Finland Properties to Agnico.

During the first half of 2026 the Company has recorded an expense of $16 million as Other cost of sales, related to the suspension of crushing operations and non-capital crusher repair activities at the Goose Mine, and a write-off of plant and equipment of $50 million related to the netbook value of components of the crushing circuit at Goose that were damaged by the fire on April 16, 2026, as described above.

The Company reported $19 million in foreign exchange losses for the first half of 2026 compared to foreign exchange gains of $20 million in the first half of 2025 reflecting the impact of exchange rate movements on VAT receivable and taxes payable balances in Mali, and higher losses on cash repatriation from Mali in the first half of 2026.

For the first half of 2026, other operating expenses totalled $1 million, as insurance proceeds related to claims in Mali were offset by non-capital exploration and other non-recurring expenses.

The Company reported $34 million in interest and financing expense during the first half of 2026, approximately $23 million higher than first half of 2025 primarily due to less interest capitalized to the construction of qualifying assets in the first half of 2026. The Company reported interest income of $7 million in the first half of 2026 which was approximately in line with the first half of 2025.

The Company recorded gains on derivative instruments of $20 million for the first half of 2026 compared to losses of $64 million in the first half of 2025. The gains for the first half of 2026 primarily consist of unrealised gains of $140 million and realised losses of $141 million on the Company's gold collars partially offset by an unrealized gain of $12 million and a realised gain of $9 million on the Company's fuel derivatives.

The Company reported a gain on change in fair value of the gold stream obligation of $17 million for the first half of 2026 resulting from decreases in long-term gold price assumptions compared to a loss on change in fair value of the gold stream obligation of $52 million for the first half of 2025.

For the first half of 2026, the Company recorded a net current income and other tax expense of $394 million, compared to $246 million in the first half of 2025, consisting of current income tax of $266 million (first half of 2025 - $172 million), the 20% priority dividend to the State of Mali of $81 million (first half of 2025 - $36 million), and withholding tax (on intercompany dividends and management fees) of $47 million (first half of 2025 - $38 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first half of 2025, current income tax expense in the first half of 2026 (including the priority dividend and withholding taxes) was $148 million higher than the first half of 2026 due to higher taxable net income at the Company's mining operations which also resulted in higher intercompany dividends. For the first half of 2026, the Company recorded a deferred income tax expense of $110 million compared to a deferred income tax recovery of $50 million in the first half of 2025. The higher deferred income tax expense in the first half of 2026 was due to higher temporary differences between accounting and taxable income, higher foreign exchange impacts and higher future withholding tax estimates.

For the first half of 2026, the Company generated net income of $625 million compared to $223 million in the first half of 2025, including net income attributable to the shareholders of the Company of $617 million ($0.46 per share) in the first half of 2026 compared to $212 million ($0.16 per share) in the first half of 2025. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the first half of 2026 was $301 million ($0.23 per share) compared to adjusted net income of $285 million ($0.22 per share) in the first half of 2025. Adjusted net income in the first half of 2026 excluded a gain on sale of mining interests of $292 million, unrealized gains on derivative instruments of $152 million, a write-off of plant and equipment of $50 million, a gain on dilution of an investment in associate of $30 million, a gain on change in fair value of the gold stream obligation of $17 million and other cost of sales of $16 million. Included in adjusted net income for the second quarter of 2026 is $141 million of realized losses on the Company's gold collars as described in the “Derivative financial instruments” section. Settlement of the gold collars will be completed in January 2027.

Cash flow provided by operating activities was $461 million in the first half of 2026 compared to cash flow provided by operating activities of $434 million in the first half of 2025, an increase of $27 million due mainly to higher gold revenues offset by higher cash tax payments (including a higher priority dividend paid to the State of Mali), the impact of the Gold Prepay, and higher production costs in the first half of 2026.

Cash income tax and withholding tax payments in the first half of 2026 totalled $293 million (first half of 2025 - $170 million). Cash income tax and withholding tax payments in the first half of 2026 were 72% higher due to the payment of higher final 2025 tax obligations (due to higher 2025 taxable net income) for Masbate and Fekola, including the 20% priority dividend to the State of Mali, in the first half of 2026.

Assuming an average gold price of $4,000 per ounce for the second half of 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $620 million, including estimated withholding taxes of $150 million on repatriation of funds through dividends from operating sites.
REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Complex - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	518,048	377,316	1,252,898	631,983
Gold sold (ounces)	114,384	115,184	266,740	202,992
Average realized gold price ($/ ounce)	4,529	3,276	4,697	3,113
Tonnes of ore milled	2,362,456	2,341,718	4,909,404	4,788,389
Grade (grams/ tonne)	1.67	1.84	1.62	1.57
Recovery (%)	91.8	91.2	91.7	91.1
Gold production (ounces)	116,281	126,361	233,731	220,166
Production costs ($ in thousands)	129,212	96,121	240,215	185,146
Cash operating costs(1) ($/ gold ounce sold)	1,130	834	901	912
Cash operating costs(1) ($/ gold ounce produced)	1,185	798	1,066	870
Total cash costs(1) ($/ gold ounce sold)	1,920	1,369	1,731	1,361
All-in sustaining costs(1) ($/ gold ounce sold)	2,289	1,721	2,098	1,815
Capital expenditures ($ in thousands)	39,567	53,379	86,652	117,382
Exploration ($ in thousands)	—	—	—	—
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Fekola is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (comprised of the consolidated Menankoto permit and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers ("km") from Fekola.

For the second quarter of 2026, production from Fekola was 116,281 ounces of gold, 8% (10,080 ounces) lower than the second quarter of 2025. Gold production in the second quarter of 2026 was higher than anticipated due to higher mill throughput and higher mill feed grade.

For the first half of 2026, production from Fekola was 233,731 ounces of gold, 6% (13,565 ounces) higher than the first half of 2025. Gold production in the first half of 2026 was higher than anticipated due to higher mill throughput. Gold ounces sold for the first half of 2026 were significantly higher than production due to the timing of refinery shipments and the draw down of 2025 year-end gold inventory levels.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,185 per ounce produced ($1,130 per gold ounce sold) compared to $798 per ounce produced for the second quarter of 2025. Cash operating costs per ounce produced for the second quarter of 2026 were in line with expectations as higher than expected gold production was offset by higher than expected mining costs due to accelerated mining of the Fekola Pit as a result of delays in receiving the Menankoto Exploitation Permit.

Cash operating costs for the first half of 2026 were $1,066 per ounce produced ($901 per gold ounce sold) compared to $870 per ounce produced for the first half of 2025. Cash operating costs per ounce produced for the first half of 2026 were in line with expectations as higher than expected gold production was offset by higher than expected mining costs resulting from accelerated mining at the Fekola Mine.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $2,289 per gold ounce sold compared to $1,721 per gold ounce sold in the second quarter of 2025. All-in sustaining costs for the second quarter of 2026 were lower than anticipated due to higher than expected gold ounces sold, lower than expected sustaining capital expenditures, and a slightly lower than expected royalties expense per ounce sold due to a lower than expected realized gold price.

All-in sustaining costs for the first half of 2026 were $2,098 per gold ounce sold compared to $1,815 per gold ounce sold in the first half of 2025. All-in sustaining costs for the first half of 2026 were lower than anticipated due to the same reasons outlined for the second quarter above. Lower than expected sustaining capital expenditures for the first half of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026.

Capital expenditures for the Fekola Mine in the second quarter of 2026 totalled $40 million primarily consisting of $19 million for deferred stripping, $12 million for major rebuilds of mobile equipment, $3 million for Fekola underground development and $3 million for general site projects. Capital expenditures for Fekola Regional in the second quarter of 2026 totalled $28 million, primarily related to $17 million of mobile equipment purchases and $11 million of other site preparation projects.

Capital expenditures for the Fekola Mine in the first half of 2026 totalled $87 million primarily consisting of $44 million for deferred stripping, $21 million for major rebuilds of mobile equipment, $8 million for Fekola underground development, $6 million for general site projects and $3 million related to power plant rebuilds. Capital expenditures for Fekola Regional in the first half of 2026 totalled $44 million, primarily related to $28 million mobile equipment purchases and $16 million of site preparation projects.

The Fekola Complex is now expected to produce between 390,000 and 420,000 ounces of gold in 2026 (previously between 410,000 and 460,000 ounces). The reduction in gold production guidance for the Fekola Complex reflects higher than anticipated gold production from the Fekola Mine in the first half of 2026, offset by lower anticipated gold production from Fekola Regional in the second half of 2026 based on delays in the issuance of the Menankoto Exploitation Permit.

Cash operating costs guidance of between $1,060 and $1,160 per gold ounce produced and all-in sustaining costs guidance of between $2,670 and $2,820 per gold ounce sold remain unchanged for 2026. The Company expects to be at or below the low end of the all-in sustaining costs guidance range for the Fekola Complex.

All-in sustaining costs guidance for the Fekola Complex was based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $410 million or approximately $910 per ounce sold. Each $100 per ounce change in the gold price is expected to impact Fekola all-in sustaining costs by approximately $23 per ounce.

During the week of July 27, 2026, B2Gold senior executives completed productive meetings with key government officials of the State of Mali, who have confirmed all the required steps to finalize approval of the Menankoto Exploitation Permit have been completed. The permit is now awaiting approval by the Council of Ministers of Mali, which the Company anticipates will occur in the near future. Upon issuance of the Menankoto Exploitation Permit, mining pre-stripping activities will commence. Fekola Regional is expected to ramp up operations through the end of 2027, and produce in excess of 150,000 ounces of gold per year from 2028 through the mid-2030’s.

Goose Mine - Canada

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	77,696	—	297,223	—
Gold sold (ounces)	17,426	—	61,871	—
Average realized gold price ($/ ounce)	4,459	—	4,804	—
Tonnes of ore milled	72,334	9,206	252,518	9,206
Grade (grams/ tonne)	5.87	2.74	7.33	2.74
Recovery (%)	93.9	85.3	93.6	85.3
Gold production (ounces)	12,890	692	55,766	692
Production costs ($ in thousands)	38,107	—	102,385	—
Cash operating costs(1) ($/ gold ounce sold)	2,187	—	1,655	—
Cash operating costs(1) ($/ gold ounce produced)	2,935	—	1,949	—
Total cash costs(1) ($/ gold ounce sold)	2,287	—	1,750	—
All-in sustaining costs(1) ($/ gold ounce sold)	6,390	—	3,815	—
Capital expenditures ($ in thousands)	67,604	—	138,279	—
Exploration ($ in thousands)	3,345	—	9,763	—
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Back River Gold District in Canada consists of several mineral claims blocks along an 80 km belt and contains the most advanced project in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at Goose. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the District in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long life mining complex.

On April 17, 2026, the Company announced that a fire had occurred in certain areas of the crushing circuit at Goose. No injuries were reported and no medical treatment was required related to the fire. The fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility. A revised processing plan was developed for the second and third quarters of 2026 based on the use of the existing mobile crushers to feed crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. An additional mobile crusher and supporting equipment was purchased and transported to site, at an expected final cost of $16 million, to supplement the existing mobile crushers. The Company estimates that repairs will be completed in the third quarter of 2026 at a cost of approximately $13 million, excluding the purchase of the additional mobile crusher.

These repairs will coincide with the first phase of the upgrades to Goose crushing circuit comprised of the previously announced addition of a run-of-mine bin and apron feeder, plus a new larger jaw crusher and rock breaker. The total cost of the first phase of crushing circuit upgrades is expected to be approximately $11 million. B2Gold reiterates its estimate that Goose crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026, as a result of the first phase of upgrades. Additionally, the Company is pursuing a second phase of crushing circuit upgrades that are scheduled to be implemented by the end of the first half of 2027 in order to increase the name-plate capacity of the crushing circuit. The total cost of the second phase of crushing circuit upgrades is expected to be $25 million, within the previously announced estimate of $20 to $30 million. The second phase of crusher upgrades include the installation of larger cone crushers, additional surge bins and feeders to optimize crusher performance, and upgraded conveyors to support higher throughput. Upon completion of the first and second phases of the crusher upgrades noted above, the Company expects crushing capacity will be increased to an average of 4,000 tonnes per day by the end of the first half of 2027.

The additional mobile crusher that was transported to site in July 2026, as described above, is anticipated to be operational in early August 2026. Based on anticipated design rates of the new mobile crusher, combined with the existing mobile crushers currently in operation at site, B2Gold believes mobile crushing capacity will be in excess of 3,000 tonnes per day beginning in early August 2026.

For the second quarter of 2026, production from Goose was 12,890 ounces of gold. Gold production in the second quarter was lower than anticipated primarily due to lower than expected mill throughput as a result of the previously announced fire in the crushing circuit, partially offset by higher than expected mill feed grade.

For the first half of 2026, production from Goose was 55,766 ounces of gold. Gold production in the first half of 2026 was lower than anticipated for the same reasons as the second quarter, noted above.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $2,935 per gold ounce produced ($2,187 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2026 were approximately in line with expectations.

Cash operating costs (refer to “Non-IFRS Measures”) for the first half of 2026 were $1,949 per gold ounce produced ($1,655 per gold ounce sold). Cash operating costs per ounce produced for the first half of 2026 were lower than anticipated due to lower than expected underground mining costs during the first half of 2026.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $6,390 per gold ounce sold. All-in sustaining costs for the second quarter of 2026 were higher than anticipated as a result of lower than expected gold ounces sold and higher than expected sustaining capital expenditures. Gold ounces sold were lower than expected as a result of lower production, as noted above. Sustaining capital expenditures were higher than anticipated as a result of expected catch-up on costs not incurred in the first quarter of 2026.

All-in sustaining costs for the first half of 2026 were $3,815 per gold ounce sold. All-in sustaining costs for the first half of 2026 were lower than anticipated as lower than expected gold ounces sold were offset by lower than expected production costs and lower than expected capital expenditures in the first half of 2026.

Capital expenditures in the second quarter of 2026 totalled $68 million primarily consisting of $26 million for site infrastructure and civil projects, $18 million for deferred stripping, $9 million for Umwelt underground development, and $9 million for mobile equipment purchases.

Capital expenditures in the first half of 2026 totalled $138 million primarily consisting of $23 million for rollover site construction activities from 2025, $35 million for deferred stripping, $19 million for Umwelt underground development, $40 million for site infrastructure and civil projects, and $13 million for mobile equipment purchases.

The Company is narrowing the gold production guidance range for Goose based on actual gold production results in the first half of 2026, combined with gold production estimates for the second half of 2026. Goose is now expected to produce between 170,000 and 200,000 ounces of gold in 2026 (previously between 170,000 and 230,000 ounces).

Cash operating costs guidance of between $1,610 and $1,810 per gold ounce produced and all-in sustaining costs guidance of between $2,670 and $2,970 per gold ounce sold remain unchanged for 2026.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	244,777	132,698	474,103	262,091
Gold sold (ounces)	55,775	39,900	102,701	84,350
Average realized gold price ($/ ounce)	4,389	3,326	4,616	3,107
Tonnes of ore milled	2,187,987	2,191,599	4,477,934	4,469,631
Grade (grams/ tonne)	0.92	0.93	0.95	0.88
Recovery (%)	78.2	77.8	77.3	77.1
Gold production (ounces)	51,039	50,738	103,947	97,107
Production costs ($ in thousands)	45,187	34,468	74,302	72,484
Cash operating costs(1) ($/ gold ounce sold)	810	864	723	859
Cash operating costs(1) ($/ gold ounce produced)	804	801	729	816
Total cash costs(1) ($/ gold ounce sold)	1,024	1,086	959	1,052
All-in sustaining costs(1) ($/ gold ounce sold)	1,236	1,497	1,244	1,344
Capital expenditures ($ in thousands)	14,879	17,499	30,798	25,232
Exploration ($ in thousands)	893	531	1,301	951
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Masbate, in the Philippines, continued its strong performance in the second quarter of 2026 with gold production of 51,039 ounces, in line with the second quarter of 2025. Gold production in the second quarter of 2026 was higher than anticipated primarily as a result of higher mill throughput and gold recoveries.

For the first half of 2026, production from Masbate was 103,947 ounces of gold, 7% (6,840 ounces) higher than the first half of 2025. Gold production in the first half of 2026 was higher than anticipated as a result of higher gold grade due to favourable grade variance in ore mined from the Main Vein and Blue Quartz pits in the first quarter of 2026.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $804 per ounce produced ($810 per gold ounce sold) compared to $801 per ounce produced for the second quarter of 2025. Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated as a result of higher than expected gold production as well as lower operating costs due primarily to lower than expected processing costs.

Cash operating costs (refer to “Non-IFRS Measures”) for the first half of 2026 were $729 per ounce produced ($723 per gold ounce sold) compared $816 per ounce produced for the first half of 2025. Cash operating costs per ounce produced for the first half of 2026 were lower than anticipated for the same reasons as outlined for the second quarter above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,236 per gold ounce sold compared to $1,497 per gold ounce sold in the second quarter of 2025. All-in sustaining costs for the second quarter of 2026 were lower than anticipated primarily as a result of lower than expected production costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first half of 2026 were $1,244 per gold ounce sold compared to $1,344 per gold ounce sold in the first half of 2025. All-in sustaining costs for the first half of 2026 were lower than anticipated for the same reasons as outlined for the second quarter above.

Capital expenditures in the second quarter of 2026 totalled $15 million, primarily consisting of $3 million for the solar plant, $3 million for major overhauls in the mill, $2 million in mobile equipment purchases and major rebuilds, $2 million for mine development and $2 million for tailings storage facility construction projects.

Capital expenditures in the first half of 2026 totalled $31 million, primarily consisting of $11 million in mobile equipment purchases and major rebuilds, $5 million for the solar plant, $4 million for tailings storage facility construction projects, $4 million for major overhauls in the mill, $3 million for prestripping and $3 million for mine development.

Masbate is now expected to produce between 180,000 and 200,000 ounces of gold in 2026 (previously between 170,000 and 190,000 ounces). The increase in gold production guidance for Masbate reflects higher than anticipated gold production in the first half of 2026, with strong operating results expected to continue through year-end.

Cash operating costs guidance of between $900 and $1,000 per gold ounce produced and all-in sustaining costs guidance of between $1,430 and $1,580 per ounce sold remain unchanged for 2026. The Company expects to be at or below the low end of the all-in sustaining costs guidance range for Masbate.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	96,704	182,192	251,806	330,239
Gold sold (ounces)	21,952	55,300	54,571	107,040
Average realized gold price ($/ ounce)	4,405	3,295	4,614	3,085
Tonnes of ore milled	859,828	883,004	1,596,394	1,726,061
Grade (grams/ tonne)	0.87	1.84	0.96	1.90
Recovery (%)	97.7	98.7	97.9	98.8
Gold production (ounces)	23,438	51,663	47,967	104,241
Production costs ($ in thousands)	23,705	29,774	53,147	64,727
Cash operating costs(1) ($/ gold ounce sold)	1,080	538	974	605
Cash operating costs(1) ($/ gold ounce produced)	1,190	560	1,040	577
Total cash costs(1) ($/ gold ounce sold)	1,255	670	1,159	728
All-in sustaining costs(1) ($/ gold ounce sold)	1,480	825	1,389	869
Capital expenditures ($ in thousands)	7,676	4,709	14,889	8,316
Exploration ($ in thousands)	1,303	2,382	2,598	4,213
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Otjikoto in Namibia, in which the Company holds a 90% interest, produced 23,438 ounces of gold in the second quarter of 2026, 55% (28,225 ounces) lower than the second quarter of 2025. Higher than anticipated production in the second quarter of 2026 was primarily due to higher than expected average mill feed grade as a result of greater ore volumes than expected from higher grade underground sources.

For the first half of 2026, Otjikoto produced 47,967 ounces of gold, 54% (56,274 ounces) lower than the first half of 2025. Higher than anticipated production in the first half of 2026 was primarily due to higher than expected mill feed grade partially offset by slightly lower than expected mill throughput due to mill repairs in the period.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,190 per gold ounce produced ($1,080 per ounce gold sold), compared to $560 per ounce produced for the second quarter of 2025. Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated as a result of higher than expected gold production partially offset by higher than expected underground mining costs.

Cash operating costs (refer to “Non-IFRS Measures”) for the first half of 2026 were $1,040 per gold ounce produced ($974 per ounce gold sold), compared to $577 per ounce produced for the first half of 2025. Cash operating costs per ounce produced for the first half of 2026 were lower than anticipated as a result of higher than expected gold production.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,480 per gold ounce sold, compared to $825 per ounce sold in the second quarter of 2025. All-in sustaining costs per ounce sold for the second quarter of 2026 were lower than anticipated as a result of lower than expected cash operating costs per ounce sold and lower than expected sustaining capital expenditures.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first half of 2026 were $1,389 per gold ounce sold, compared to $869 per ounce sold in the first half of 2025. All-in sustaining costs per ounce sold for the first half of 2026 were lower than anticipated as a result of lower than expected cash operating costs per ounce sold and lower than expected sustaining capital expenditures.

Capital expenditures for the second quarter of 2026 totalled $8 million, consisting mainly of $5 million for Antelope development and $2 million for Wolfshag underground development.

Capital expenditures for the first half of 2026 totalled $15 million, consisting mainly of $9 million for Antelope development and $5 million for Wolfshag underground development.

Otjikoto is now expected to produce between 80,000 and 100,000 ounces of gold in 2026 (previously between 70,000 and 90,000 ounces). The increase in gold production guidance for Otjikoto reflects higher than anticipated gold production in the first half of 2026, with strong operating results expected to continue through year-end.

Cash operating costs guidance of between $1,200 and $1,300 per ounce produced and all-in sustaining costs guidance of between $1,830 and $1,980 per ounce sold remain unchanged for 2026. The Company expects to be at or below the low end of the all-in sustaining cost guidance range for Otjikoto.

Gramalote Project - Colombia

Gramalote is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of ownership in 2023, B2Gold completed a detailed review of Gramalote, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project.

Due to the desired modifications to the processing plant and infrastructure locations from those previously approved, a Modified Work Plan and Modified Environment Impact Assessment ("EIA") are required. The Modified Work Plan was submitted in December 2025 and the Modified EIA was submitted in March 2026, with completion of the modification process expected to take approximately twelve months. In conjunction with these permit modifications, resettlement construction is underway and the Company expects to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment and optimization of Gramalote remains ongoing.

Gramalote has a budget of $61 million for 2026 to continue to de-risk the project, including $35 million to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs. To date, $17 million has been incurred primarily related to the Modified Work Plan, submission of the Modified EIA, construction of resettlement roads, homes and community areas including a school and athletic facility, as well as ongoing site activities.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2026, the Company had cash and cash equivalents of $287 million (December 31, 2025 - $380 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $405 million (December 31, 2025 - $68 million). During the first half of 2026, the Company repaid a net $150 million on the Company's $800 million RCF, leaving the entire $800 million remaining available for future draw downs. Subsequent to June 30, 2026, the Company drew down $95 million under the RCF to fund working capital, predominantly the annual fuel purchase for Goose, which is currently being shipped to the MLA and will be transported down the winter ice road to site in early 2027.

In January 2024, B2Gold entered into a series of Gold Prepay contracts with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. At June 30, 2026, the Company had delivered all 264,768 ounces into the Gold Prepay contracts.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw-downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA"), plus term credit spread adjustment, in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the RCF are also on a sliding scale basis, between 0.42% and 0.563%, based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must maintain certain ratios for leverage and interest coverage. At June 30, 2026, the Company was in compliance with these debt covenants.

On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes") with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events, including redemption of the Notes by the Company. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed any remaining portion of the gold stream deposit amount not satisfied by delivery of ounces.

For the second quarter of 2026, capital expenditures totalled $179 million. The most significant capital expenditures were Fekola Mine expenditures of $40 million, Goose expenditures of $68 million, Masbate expenditures of $15 million, Otjikoto expenditures of $8 million, Gramalote expenditures of $8 million, and Fekola Regional expenditures of $28 million. Other exploration costs for the first half of 2026 totalled $13 million. For the first half of 2026, capital expenditures totalled $356 million. The most significant capital expenditures were Fekola Mine expenditures of $87 million, Goose expenditures of $138 million, Masbate expenditures of $31 million, Otjikoto expenditures of $15 million, Gramalote expenditures of $17 million, and Fekola Regional expenditures of $44 million. Other exploration costs for the first half of 2026 totalled $24 million.

As at June 30, 2026, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $17 million for mobile equipment purchases and major rebuilds, and $2 million for other capital expenditures, of which $18 million expected to be incurred in 2026 and $1 million expected to be incurred in 2027 .
•For payments at the Goose Mine of $11 million for the purchase and assembly of a mobile crusher and supporting equipment, $6 million for mobile equipment purchases, $6 million related to site infrastructure and civil projects, and $4 million for crushing circuit upgrades, all of which expected to be incurred in 2026.
•For payments at the Masbate Mine of $4 million related to mobile equipment purchases, all of which is expected to be incurred in 2026.
•For payments of $35 million at the Otjikoto Mine for the development of the Antelope project, of which $9 million expected to be incurred in 2026, $20 million is expected to be incurred in 2027 and $7 million expected to incurred in 2028.
•For payments of $19 million at the Gramalote Project for resettlement programs of which $16 million is expected to be incurred in 2026 and $3 million is expected to be incurred in 2027.

Derivative financial instruments

Gold collars

During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at June 30, 2026:

	2026	2027	Total

Ounces	99,821	16,637	116,458
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at June 30, 2026 was $(94) million.

Fuel forward contracts

The Company uses forward contracts for fuel oil and gas oil to manage the risk of volatility in future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. The Company's fuel forward contracts were not designated as hedges and are being recorded at FVTPL. The following is a summary, by maturity dates, of the Company’s fuel forward contracts outstanding as at June 30, 2026:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	17,362	14,483	31,845
Average strike price	$0.39	$0.37	$0.38

Forward – gas oil:
Litres (thousands)	21,081	21,003	42,084
Average strike price	$0.51	$0.52	$0.51
The unrealized fair value of these contracts at June 30, 2026 was $8 million.

Operating activities

Cash flow used by operating activities was $79 million in the second quarter of 2026 compared to cash flow provided by operating activities of $255 million in the second quarter of 2025, a decrease of $334 million as higher gold revenues were more than offset by higher production costs, higher cash tax payments, and higher royalty expenses in second quarter of 2026.

Cash flow provided by operating activities was $461 million in the first half of 2026 compared to $434 million in the first half of 2025, an increase of $27 million due mainly to higher gold revenues in the first half of 2026 partially offset by higher total production costs as a result of higher gold ounces sold in the first half of 2026.

Financing activities

For the second quarter of 2026, the Company’s cash used by financing activities was $268 million, compared to cash used by financing activities of $42 million in the second quarter of 2025. During the second quarter of 2026, the Company repaid $75 million on the RCF, repurchased $92 million of shares under the NCIB, realised $71 million in losses on gold collars, made dividend payments of $26 million, received $11 million in proceeds from the exercise of stock options, made principal payments on lease arrangements of $5 million, distributed $5 million to non-controlling interests, made interest and commitment fee payments of $2 million, and made equipment loan facility repayments of $2 million.

For the first half of 2026, the Company’s cash used by financing activities was $521 million. For the first half of 2025, the Company’s cash used by financing activities was $34 million. During the first half of 2026, the Company repaid net $150 million on the RCF, repurchased $172 million of shares under the NCIB, realised $141 million in losses on gold collars, made dividend payments of $52 million, received $38 million in proceeds from the exercise of stock options, made principal payments on lease arrangements of $12 million, distributed $17 million to non-controlling interests, made interest and commitment fee payments of $10 million, and made equipment loan facility repayments of $4 million.

During the first half of 2026, the Board declared two quarterly cash dividends of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). Returning capital to shareholders remains a foundational element of the Company's capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared to date in 2026, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2026, the Company announced that the Toronto Stock Exchange accepted the notice of the Company’s intention to renew its NCIB, which became effective on April 3, 2026 and will expire no later than April 2, 2027. The NCIB allows the Company to purchase up to 10% of its issued and outstanding common shares during the period. During the first half of 2026, the Company bought back 35 million shares for $172 million under the NCIB.

Investing activities

For the second quarter of 2026, the Company’s cash provided by investing activities was $157 million. For the second quarter of 2025, the Company’s cash used by investing activities was $236 million. For the second quarter of 2026, capital expenditures totalled $179 million. The most significant capital expenditures were Fekola Mine expenditures of $40 million, Goose expenditures of $68 million, Masbate expenditures of $15 million, Otjikoto expenditures of $8 million, Gramalote expenditures of $8 million and Fekola Regional expenditures of $28 million. Other exploration costs for the second quarter of 2026 totalled $13 million. In addition, during the second quarter of 2026, the Company received net proceeds of $325 million from the sale of mining interests and proceeds of $18 million from the sale of long-term investments, spent $4 million on the purchase of long-term investments and funded $3 million into reclamation accounts.

For the first half of 2026, the Company’s cash used by investing activities was $19 million. For the first half of 2025, the Company’s cash used by investing activities was $432 million. For the first half of 2026, capital expenditures totalled $356 million. The most significant capital expenditures were Fekola Mine expenditures of $87 million, Goose expenditures of $138 million, Masbate expenditures of $31 million, Otjikoto expenditures of $15 million, Gramalote expenditures of $17 million and Fekola Regional expenditures of $44 million. Other exploration costs for the first half of 2026 totalled $24 million. In addition, during the first half of 2026, the Company received net proceeds of $325 million from the sale of mining interests and proceeds of $18 million from the sale of long-term investments, spent $4 million on the purchase of long-term investments and funded $3 million into reclamation accounts.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Canada exploration	9,408	10,640	17,733	13,328
Mali exploration	(697)	3,047	1,606	3,047
Philippine exploration	1,504	1,081	2,304	1,501
Namibia exploration	1,303	2,382	2,598	4,213
Kazakhstan exploration	204	—	336	—
Generative exploration	761	1,699	1,614	1,775
Other	549	226	1,875	883

	13,032	19,075	28,066	24,747

The Company is executing another year of extensive exploration in 2026 with an updated budget of approximately $80 million. A significant focus will be on exploration at the Back River Gold District, with the continued goal of enhancing and growing the significant resource base at Goose and surrounding regional targets. In Namibia, the exploration program at Otjikoto will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulfide mineralization across the Fekola Complex. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of Masbate infrastructure as well as commencing exploration on the newly permitted Uson Project. Selective infill drilling will derisk inferred resources in the Blue Quartz pit. Early-stage exploration programs continue in the Philippines and Kazakhstan in 2026. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., AuMEGA Metals Ltd., and Prospector Metals Corp.

Canada Exploration

On March 25, 2026, the Company announced positive exploration drilling results from the 2025 Back River Gold District exploration program. A total of $50 million is budgeted for exploration at the Back River Gold District in 2026, of which $28 million is planned for Goose, and a significantly increased budget of $22 million is earmarked for Back River Gold District regional exploration.

At Goose, a total of 19,900 metres ("m") of drilling will target extensions of the Llama deposit, one of the largest and highest-grade resources in the Back River Gold District, as well as a recently increased campaign of infill drilling and extension of high-grade Inferred Resources in the Nuvuyak target.

In addition to drilling at Goose, further program optimization has resulted in a total of 15,200 m of drilling budgeted for regional exploration in 2026, including up to 6,400 m of infill drilling on the Locale 1 deposit, one of several deposits comprising the

Inferred Resource at the George Project. Later this year, up to 1,500 m of drilling at the Boot Property will follow-up promising intersections from the 2025 regional campaign, and the inaugural exploration of the newly acquired Ailiruk Property will commence, with mapping, prospecting and till sampling. During the first half of 2026, the Company completed 13,269 m of drilling between Goose and Back River Gold District regional exploration targets.

Mali Exploration

A total of $5 million is budgeted for exploration in Mali in 2026 with an ongoing focus on discovery of additional high-grade, sulfide mineralization across Fekola to supplement feed to the Fekola mill. A total of 8,200 m of diamond and reverse circulation drilling is budgeted for Mali in 2026.

Philippine Exploration

The total budget for the Philippines in 2026 is now $10 million, of which the increased Masbate exploration budget is now $6 million, including approximately 13,700 m of drilling. The 2026 exploration program includes a program of infill drilling of inferred resources at the Blue Quartz pit, and will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate. Drilling work is currently underway on the Bart-Ag and Blue Quartz programs.

An additional $3 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,400 m is allocated to testing new projects.

Namibia Exploration

A total of $6 million is budgeted for exploration at Otjikoto in 2026. The focus of the exploration program will be drilling to expand and refine the Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with an initial total of approximately 15,000 m of drilling planned. High productivity from the Otjikoto drilling team has resulted in approximately 4,600 m of drilling being completed in the first half of 2026, exceeding the 3,600 m budgeted for the period.

Guidance for Greenfield Exploration

B2Gold has allocated approximately $7 million to other grassroots exploration projects in 2026. This includes $3 million (7,200 m) in Kazakhstan. The Company has allocated approximately $3 million for the generation and evaluation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2025. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalty obligations.

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at June 30, 2026 included amounts for Fekola of $274 million (December 31, 2025 - $244 million), for Masbate of $14 million (December 31, 2025 – $11 million), and for Gramalote of $25 million (December 31, 2025 - $22 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	129,212	38,107	45,187	23,705	236,211
Royalties and production taxes	90,367	1,754	11,940	3,850	107,911

Total cash costs	219,579	39,861	57,127	27,555	344,122

Gold sold (ounces)	114,384	17,426	55,775	21,952	209,537

Cash operating costs per ounce ($/ gold ounce sold)	1,130	2,187	810	1,080	1,127

Total cash costs per ounce ($/ gold ounce sold)	1,920	2,287	1,024	1,255	1,642

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	96,121	—	34,468	29,774	160,363
Royalties and production taxes	61,557	—	8,872	7,272	77,701

Total cash costs	157,678	—	43,340	37,046	238,064

Gold sold (ounces)	115,184	—	39,900	55,300	210,384

Cash operating costs per ounce ($/ gold ounce sold)	834	—	864	538	762

Total cash costs per ounce ($/ gold ounce sold)	1,369	—	1,086	670	1,132

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	240,215	102,385	74,302	53,147	470,049
Royalties and production taxes	221,552	5,903	24,183	10,086	261,724

Total cash costs	461,767	108,288	98,485	63,233	731,773

Gold sold (ounces)	266,740	61,871	102,701	54,571	485,883

Cash operating costs per ounce ($/ gold ounce sold)	901	1,655	723	974	967

Total cash costs per ounce ($/ gold ounce sold)	1,731	1,750	959	1,159	1,506

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	185,146	—	72,484	64,727	322,357
Royalties and production taxes	91,051	—	16,250	13,206	120,507

Total cash costs	276,197	—	88,734	77,933	442,864

Gold sold (ounces)	202,992	—	84,350	107,040	394,382

Cash operating costs per ounce ($/ gold ounce sold)	912	—	859	605	817

Total cash costs per ounce ($/ gold ounce sold)	1,361	—	1,052	728	1,123
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from Goose. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	129,212	38,107	45,187	23,705	236,211
Inventory sales adjustment	8,534	(276)	(4,148)	4,186	8,296

Cash operating costs	137,746	37,831	41,039	27,891	244,507

Gold produced (ounces)	116,281	12,890	51,039	23,438	203,648

Cash operating costs per ounce ($/ gold ounce produced)	1,185	2,935	804	1,190	1,201

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	96,121	—	34,468	29,774	160,363
Inventory sales adjustment	4,758	1,178	6,151	(846)	11,241
Less pre-commercial production costs	—	(1,178)	—	—	(1,178)

Cash operating costs	100,879	—	40,619	28,928	170,426

Gold produced (ounces)	126,361	692	50,738	51,663	229,454
Less pre-commercial gold production	—	(692)	—	—	(692)

Adjusted gold produced (ounces)	126,361	—	50,738	51,663	228,762

Cash operating costs per ounce ($/ gold ounce produced)	798	—	801	560	745

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	240,215	102,385	74,302	53,147	470,049
Inventory sales adjustment	9,054	6,316	1,427	(3,278)	13,519

Cash operating costs	249,269	108,701	75,729	49,869	483,568

Gold produced (ounces)	233,731	55,766	103,947	47,967	441,411

Cash operating costs per ounce ($/ gold ounce produced)	1,066	1,949	729	1,040	1,096

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	185,146	—	72,484	64,727	322,357
Inventory sales adjustment	6,294	1,178	6,779	(4,592)	9,659
Less pre-commercial production costs	—	(1,178)	—	—	(1,178)

Cash operating costs	191,440	—	79,263	60,135	330,838

Gold produced (ounces)	220,166	692	97,107	104,241	422,206
Less pre-commercial gold production	—	(692)	—	—	(692)

Adjusted gold produced (ounces)	220,166	—	97,107	104,241	421,514

Cash operating costs per ounce ($/ gold ounce produced)	870	—	816	577	785
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units ("RSUs/DSUs/PSUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	129,212	38,107	45,187	23,705	—	236,211
Royalties and production taxes	90,367	1,754	11,940	3,850	—	107,911
Corporate administration	4,424	573	508	1,074	12,063	18,642
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	6,619	6,619
Community relations	481	557	85	86	—	1,209
Reclamation liability accretion	664	366	340	337	—	1,707
Realized gains on derivative contracts	(5,723)	—	(3,772)	(311)	—	(9,806)
Sustaining lease expenditures	2,824	243	306	639	461	4,473
Sustaining capital expenditures(2)	39,567	66,403	14,290	2,856	—	123,116
Sustaining mine exploration(2)	—	3,345	36	263	—	3,644

Total all-in sustaining costs from commercial production	261,816	111,348	68,920	32,499	19,143	493,726

Gold Sold (ounces)	114,384	17,426	55,775	21,952	—	209,537

All-in sustaining cost per ounce ($/ gold ounce sold)	2,289	6,390	1,236	1,480	—	2,356
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	39,567	67,604	14,879	7,676	129,726
Antelope development costs	—	—	—	(4,820)	(4,820)
Crusher circuit upgrades	—	(1,201)	—	—	(1,201)
Land acquisition costs	—	—	(589)	—	(589)

Sustaining capital expenditures	39,567	66,403	14,290	2,856	123,116

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	3,345	893	1,303	5,541
Non-sustaining exploration	—	—	(857)	(1,040)	(1,897)

Sustaining mine exploration	—	3,345	36	263	3,644

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	96,121	—	34,468	29,774	—	160,363
Royalties and production taxes	61,557	—	8,872	7,272	—	77,701
Corporate administration	3,591	—	541	938	10,713	15,783
Share-based payments – RSUs/DSUs/PSUs(1)	15	—	—	—	4,663	4,678
Community relations	192	—	79	288	—	559
Reclamation liability accretion	697	—	335	246	—	1,278
Realized losses on derivative contracts	508	—	342	59	—	909
Sustaining lease expenditures	(755)	—	325	2,072	543	2,185
Sustaining capital expenditures(2)	36,308	—	14,718	4,607	—	55,633
Sustaining mine exploration(2)	—	—	54	352	—	406

Total all-in sustaining costs from commercial production	198,234	—	59,734	45,608	15,919	319,495

Gold Sold (ounces)	115,184	—	39,900	55,300	—	210,384

All-in sustaining cost per ounce ($/ gold ounce sold)	1,721	—	1,497	825	—	1,519
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	53,379	—	17,499	4,709	75,587
Fekola underground	(17,071)	—	—	—	(17,071)
Other	—	—	(2,781)	(102)	(2,883)

Sustaining capital expenditures	36,308	—	14,718	4,607	55,633

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	—	531	2,382	2,913
Non-sustaining exploration	—	—	(477)	(2,030)	(2,507)

Sustaining mine exploration	—	—	54	352	406

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	240,215	102,385	74,302	53,147	—	470,049
Royalties and production taxes	221,552	5,903	24,183	10,086	—	261,724
Corporate administration	8,732	1,064	1,117	2,357	22,100	35,370
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	14,131	14,131
Community relations	967	900	245	378	—	2,490
Reclamation liability accretion	1,317	727	672	668	—	3,384
Realized gains on derivative contracts	(5,356)	—	(3,548)	(313)	—	(9,217)
Sustaining lease expenditures	5,568	1,339	624	2,820	909	11,260
Sustaining capital expenditures(2)	86,652	113,962	30,097	6,126	—	236,837
Sustaining mine exploration(2)	—	9,763	75	504	—	10,342

Total all-in sustaining costs from commercial production	559,647	236,043	127,767	75,773	37,140	1,036,370

Gold Sold (ounces)	266,740	61,871	102,701	54,571	—	485,883

All-in sustaining cost per ounce ($/ gold ounce sold)	2,098	3,815	1,244	1,389	—	2,133
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	86,652	138,279	30,798	14,889	270,618
Site infrastructure construction	—	(23,116)	—	—	(23,116)
Antelope development costs	—	—	—	(8,763)	(8,763)
Crusher upgrade costs	—	(1,201)	—	—	(1,201)
Land acquisitions	—	—	(701)	—	(701)

Sustaining capital expenditures	86,652	113,962	30,097	6,126	236,837

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	9,763	1,301	2,598	13,662
Non-sustaining exploration	—	—	(1,226)	(2,094)	(3,320)

Sustaining mine exploration	—	9,763	75	504	10,342

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	185,146	—	72,484	64,727	—	322,357
Royalties and production taxes	91,051	—	16,250	13,206	—	120,507
Corporate administration	6,528	—	1,068	2,287	17,702	27,585
Share-based payments – RSUs/DSUs/PSUs(1)	30	—	—	—	8,201	8,231
Community relations	674	—	181	703	—	1,558
Reclamation liability accretion	1,312	—	680	509	—	2,501
Realized losses on derivative contracts	621	—	381	82	—	1,084
Sustaining lease expenditures	164	—	641	2,412	970	4,187
Sustaining capital expenditures(2)	82,834	—	21,580	8,214	—	112,628
Sustaining mine exploration(2)	—	—	70	845	—	915

Total all-in sustaining costs	368,360	—	113,335	92,985	26,873	601,553

Gold sold (ounces)	202,992	—	84,350	107,040	—	394,382

All-in sustaining cost per ounce ($/ gold ounce sold)	1,815	—	1,344	869	—	1,525
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	117,382	—	25,232	8,316	150,930
Fekola underground	(34,548)	—	—	—	(34,548)
Other	—	—	(3,652)	(102)	(3,754)

Sustaining capital expenditures	82,834	—	21,580	8,214	112,628

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	—	951	4,213	5,164
Regional exploration	—	—	(881)	(3,368)	(4,249)

Sustaining mine exploration	—	—	70	845	915
Adjusted net income and adjusted earnings per share - basic
"Adjusted net income" and "adjusted earnings per share – basic" are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$

Net income attributable to shareholders of the Company for the period:	417,334	154,424	617,271	212,011

Adjustments for non-recurring and significant recurring non-cash items:
Gain on sale of mining interests	(292,374)	—	(292,374)	—
Unrealized (gains) losses on derivative instruments	(135,472)	19,780	(152,012)	70,655
Write-off of plant and equipment	49,713	—	49,713	—
Gain on dilution of associate	(6,126)	—	(30,129)	—
Change in fair value of gold stream	(35,720)	21,754	(16,914)	52,306
Other cost of sales	15,862	—	15,862	—
Realized gain on total return swap	—	—	—	(7,731)
Write-down of mining interests	—	—	—	5,118
Deferred income tax expense (recovery)	27,664	(33,119)	109,341	(47,670)

Adjusted net income attributable to shareholders of the Company for the period	40,881	162,839	300,758	284,689

Basic weighted average number of common shares outstanding (in thousands)	1,331,711	1,321,740	1,336,219	1,320,074

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.03	0.12	0.23	0.22
Free cash flow
"Free cash flow" is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines free cash flow as net cash flow provided by operating activities less capital expenditures.

Management believes that the presentation of free cash flow is appropriate to provide additional information to investors on the Company's ability to operate without reliance on additional borrowing. Management further believes that its presentation of this non-IFRS financial measures provides information that is useful to investors because it is an important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to free cash flow as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$

Cash (used) provided by operating activities	(78,755)	255,081	460,726	433,869

Capital expenditures
Fekola Mine	(39,567)	(53,379)	(86,652)	(117,382)
Goose Mine	(67,604)	(143,484)	(138,279)	(238,296)
Masbate Mine	(14,879)	(17,499)	(30,798)	(25,232)
Otjikoto Mine	(7,676)	(4,709)	(14,889)	(8,316)
Fekola Regional Properties	(28,377)	(5,004)	(44,299)	(8,173)
Gramalote Project	(7,849)	(5,151)	(17,026)	(11,944)
Other exploration	(12,809)	(13,878)	(24,499)	(19,474)

Total capital expenditures	(178,761)	(243,104)	(356,442)	(428,817)

Free cash flow	(257,516)	11,977	104,284	5,052

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2026	2026	2025	2025	2025	2025	2024	2024
Gold revenue ($ in thousands)	789,354	1,158,655	1,053,977	782,948	692,206	532,107	499,788	448,229
Net income (loss) for the period ($ in thousands)	419,620	205,550	180,259	23,123	160,753	62,564	(9,325)	(631,032)
Earnings (loss) per share (1) – basic ($)	0.31	0.15	0.13	0.01	0.12	0.04	(0.01)	(0.48)
Earnings (loss) per share (1) – diluted ($)	0.29	0.14	0.11	0.01	0.10	0.04	(0.01)	(0.48)
Cash flows (used) provided by operating activities ($ in thousands)	(78,755)	539,481	286,364	175,140	255,544	178,788	120,544	(16,099)
Gold sold including pre-commercial production from Goose (ounces)	209,537	276,346	283,490	249,925	210,384	183,998	187,793	180,525
Average realized gold price ($/ ounce)	3,767	4,193	3,718	3,133	3,290	2,892	2,661	2,483
Gold produced (ounces)	203,648	237,763	303,029	240,507	228,762	192,752	186,001	180,553
Gold produced, total including Goose pre-commercial production (ounces)	203,648	237,763	303,029	254,369	229,454	192,752	186,001	180,553
Production costs ($ in thousands)	236,211	233,838	227,935	195,154	160,363	161,994	181,376	192,408
(1) Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price, while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital. Quarterly gold revenue and production costs for the second half of 2025 and the first half of 2026 include the results of Goose, including any sales of pre-commercial production. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges, where applicable. The net loss in the second quarter of 2024 reflects an impairment of $194 million related to Fekola, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 reflects an impairment of $661 million related to Goose and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 reflect the build-up of long-term supplies inventory of $98 million for Goose. The net loss in the fourth quarter of 2024 reflects the retroactive application of the additional 10% priority dividend at Fekola resulting in an additional current income tax expense of $13 million. The net income in the second quarter of 2025 reflects a gain on sale of mining interests of $292 million and a loss on write-off of plant and equipment of $50 million.
SUMMARY AND OUTLOOK
Consolidated gold production of 441,411 ounces in the first half of 2026 exceeded corporate expectations. The higher than anticipated production helped drive lower than expected consolidated cash operating costs and all-in sustaining costs.

At the Fekola Mine, the Company remains focused on efficient operations of both the Fekola and Cardinal open-pits and Fekola underground. The expected near-term issuance of the Menankoto Exploitation Permit by the State of Mali, which along with the Dandoko exploration permit collectively forms Fekola Regional, is one of the Company's most important near-term growth opportunities. Once the Menankoto Exploitation Permit is received, mining pre-stripping activities can commence. Fekola Regional is expected to ramp up operations through the end of 2027, and produce in excess of 150,000 ounces of gold per year from 2028 through the mid-2030’s.

At Goose, remediation repairs as a result of the fire in certain areas of the crushing circuit remains ongoing in conjunction with phase one of the planned Goose crushing circuit upgrades. The Company anticipates a continued ramp-up in mill throughput through the remainder of 2026 and into 2027. Phase two of the planned Goose crushing circuit upgrades will be completed in the first half of 2027, at which time the Company anticipates the Goose mill to operate at an average of 4,000 tonnes per day. B2Gold remains confident that Goose will be able to produce average gold production of 300,000 per year over the medium-term.

At Masbate, strong gold production results from the first half of 2026 are expected to continue through the remainder of the year. As a result, the Company is increasing the Masbate gold production guidance for 2026 and anticipates that all-in sustaining costs will be at or below the low-end of guidance.

Similarly, at Otjikoto strong gold production results from the first half of 2026 are expected to continue throughout the remainder of the year. As a result, the Company is increasing the Otjikoto gold production guidance for 2026 and anticipates that all-in sustaining costs will be at or below the low-end of guidance.

The Company is well placed to complete its planned capital and exploration activities for 2026, manage its financial commitments and continue to return capital to its shareholders. In addition to paying a dividend at a yield consistent with its peer group, the Company has continued to repurchase shares under its NCIB, or share buyback, program. The Company has already repurchased 35 million shares to date in 2026 for a total of $172 million and expects to repurchase further shares as the year progresses.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
As at August 6, 2026, 1,321,386,966 common shares were outstanding. The Notes, if converted, would result in the issuance of approximately 145 million shares. In addition, the Company had approximately 22 million stock options, approximately 4 million RSUs and approximately 6 million PSUs outstanding at August 6, 2026. The number of shares issued upon the vesting of PSUs could vary from 0% to 200% of the number of PSUs depending on the achievement of certain performance criteria, all other stock-based compensation converts at a 1:1 ratio.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; revised total consolidated gold production of between 820,000 and 920,000 ounces in 2026, with cash operating costs of between $1,155 and $1,280 per ounce and all-in sustaining costs of between $2,370 and $2,550 per ounce; 2026 production guidance for Goose expected to be between 170,000 and 200,000 ounces of gold; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year over the medium-term; the timeline and cost for repairs of the Goose crushing circuit damaged by the fire and the interim ability to utilize mobile crushers to maintain the planned production profile; the first phase of the crushing circuit upgrades bring completed by the third quarter of 2026 and the costs associated therewith; the second phase of the crushing circuit upgrades bring completed in the first half of 2027 and the costs associated therewith; upon completion of the first and second phase of the crusher circuit upgrades noted the potential for crushing capacity to be increased to an average of 4,000 tpd by the end of the first half of 2027; 2026 Fekola Complex production guidance expected to be between 390,000 and 420,000 ounces of gold after reducing the number of ounces expected from Fekola Regional due to delays in issuance of the Menankoto Exploitation Permit; Fekola Regional contributing in excess of 150,000 ounces starting in 2028; 2026 production guidance for Otjikoto expected to be between 80,000 to 100,000 ounces of gold; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period; 2026 production guidance for Masbate expecting to be between 180,000 and 200,000 ounces of gold; the receipt of the required permit amendments for Gramalote and the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Kazakhstan and other grassroots projects;; the entering into of a collaboration agreement with Agnico Eagle and the contents thereof; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information about B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute

of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.
QUALIFIED PERSONS
William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.